EXECUTION COPY

                                    EXHIBIT A
                       CCC INFORMATION SERVICES GROUP INC.
                                SUMMARY OF TERMS

ISSUER:                  CCC Information Services Group Inc. (the "Company")

PURCHASER:               Capricorn Investors III, L.P., and/or one or more
                         affiliates (the "Purchaser").

SECURITIES:              Trust preferred stock (the "Trust Preferred Stock") of
                         a new business trust owned by the Company which will own $15,000,000 of senior subordinated notes of the Company that will be subordinated to the Company's bank debt, and warrants to acquire 1,200,000 shares of the Company's common stock, (the "Warrants", and together with the Trust Preferred Stock, the "Securities").

PURCHASE PRICE:          $15,000,000 in the aggregate for the Securities.

ADDITIONAL INVESTORS:    At the Company's election, the principal amount of the
                         Trust Preferred Stock to be sold may be increased to $65,000,000 and the number of warrants may be increased proportionately to 5,200,000 to accommodate Condor, and any other additional investors ("Additional
                         Investors"). Additional Investors will not be accommodated if the increase in the Securities would require a vote of the shareholders of the Company or if the increase would in any way cause a delay in the closing of the Transaction. Additionally, in the event the Condor transaction is not consummated in full, and the Company determines to sell Securities to other
                         Additional Investors, Capricorn will be entitled, for 15 days from receipt of written notice of such determination, to designate one (1) or more of its limited partners as such Additional Investors before the Company will be entitled to designate another person as an Additional Investor (it being acknowledged and agreed, that Capricorn's limited partner or partners, as the case may be, may, in its or their, as the case may be, sole discretion, elect to purchase up to all of the Securities allocated by the Company for Additional Investors). Any Additional Investors (other than limited partners and general partners of Capricorn) must be reasonably acceptable to Capricorn and the Company's Board of Directors.

                         The Purchaser will be entitled to the benefit of any terms and conditions, including without limitation, economic terms, contained in the definitive documentation of a transaction consummated with any of Condor or the Additional Investors within 9 months of the closing date of the transaction with the Purchaser, that are more favorable to the Purchaser, provided, that such modification to the Purchaser's terms and conditions shall not apply to such terms and conditions that are relative to the size of the investment of the Additional Investors (e.g. number of board members, number of demand or other registrations, etc.).

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GENERAL                  Definitive Documentation for the purchase of the Trust
                         Preferred Stock will contain customary representations, warranties and closing conditions, but will not include ongoing indemnification obligations after the closing.

                         In the event that the Company does not, within 9 months from the closing of the Transaction, either (i) consummate the Surf transaction, or (ii) consummate the Condor transaction, the Company will, at Capricorn's request, use its best efforts to obtain alternative financing, provided that, in such event, Capricorn and its affiliates will be given the opportunity to participate in such alternative financing on a pro-rata basis relative to the shareholdings of the Company's shareholders who decide to participate in such alternative financing. In addition, Capricorn and its affiliates will be entitled to exchange their Securities (valued at stated value plus accrued but unpaid dividends), in lieu of cash, for any equity or equity equivalent securities that may be issued in any such alternative financing.

USE OF PROCEEDS:         Working Capital and General Corporate Purposes.

TERMS OF TRUST
PREFERRED STOCK:

    RANKING: The Trust Preferred Stock and the related senior subordinated notes of the Company held by the trust (the "Notes") will effectively rank senior to all other capital stock of the Company. The Notes will be unsecured, will be subordinated to the Company's bank facility, and will rank pari passu with the Company's other debt for borrowed money, except any such debt that is expressly subordinated to the Notes. The Notes from the Company to the business trust will contain customary debt provisions (including, but not limited to events of default and acceleration provisions). The Notes will not be guaranteed by any subsidiary or other affiliate of the Company.

    DIVIDENDS:           The dividend rate of the Trust Preferred Stock will be
                         (i) 9% per annum, payable in cash or in kind at the Company's option, for the first three years from the closing of the issuance of the Securities (the
                         "Closing") and (ii) 11% per annum, payable in cash, thereafter. Dividends will be cumulative, whether or not declared, and will be payable, either in PIK or cash as applicable, on a quarterly basis.

    MATURITY:            The Trust Preferred Stock will be mandatorily
                         redeemable at its stated value plus accrued but unpaid dividends 5 years following the Closing.

    OPTIONAL             All or any portion of the outstanding Trust Preferred
    REDEMPTION:          Stock may be called for redemption at the option of the
                         Company at any time after the 3rd anniversary of the Closing. Such redemption must be on at least 30 business days' prior written notice to the Purchaser.
                         The redemption price will be equal to the stated value thereof plus accrued but unpaid dividends.

    PROTECTIVE           While the Trust Preferred Stock is outstanding, the
    PROVISIONS:          holders of the Trust Preferred Stock, through their
                         control of the trust and the Notes, will have certain

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                         approval rights including, without limitation, with
                         respect to (i) restricted payments, (ii) incurrence of indebtedness (subject to baskets to be negotiated and with the understanding that borrowings from a revolving credit facility as approved by the Purchaser do not constitute an incurrence of indebtedness), (iii) creation of liens, (iv) imposition of dividends and other payment restriction affecting restricted subsidiaries, and (v) transactions with affiliates. For purposes of the debt incurrence provision referred to above, the Company will be able to incur debt if, after giving effect to such incurrence of debt (and treating the Trust Preferred Stock for this purpose as debt), the Company's pro forma leverage ratio (for the trailing 12 months and after taking into account such factors, including cost savings to be realized in any merger or acquisition transaction, as shall be agreed to by the parties) of debt to EBITDA is equal to or less than 3.5 to 1.1 The pro forma leverage ratio shall be calculated to exclude negative EBITDA from the DriveLogic and International businesses in the amounts of (i) the actual negative EBITDA incurred during the first three quarters of fiscal year 2000, (ii) up to $15 million in negative EBITDA incurred during the fourth quarter of fiscal year 2000, not including one-time items as disclosed in the Company's financial statements for the fourth quarter of fiscal year 2000, and (iii) up to $25 million in aggregate negative EBITDA incurred during fiscal year 2001 and the first two quarters of fiscal year 2002.

    CHANGE OF            Upon a change of control of the Company, the Purchaser
    CONTROL:             will have the right, in its sole discretion, to require
                         the Company to repurchase the Trust Preferred Stock at a price equal to 100% of the stated value thereof plus accrued but unpaid dividends.

WARRANTS:

    EXERCISE PRICE:      The exercise price of the Warrants shall be ten dollars
                         ($10.00) per share, subject to customary antidilution adjustments, as described below. Cashless exercise will be permitted. Additionally, Purchaser will be entitled to tender Trust Preferred Stock, valued at stated value plus accrued but unpaid dividends, to satisfy the payment owed in connection with the exercise of the Warrants.

    TERM: The Warrants will have a term of 5 years from the date of the original issuance. The Warrants may be exercised at any time.

    ANTI-DILUTION        The Warrants will have the benefit of customary
    PROVISIONS:          anti-dilution protection. Without limiting the
                         foregoing, the holders of Warrants will be protected by means of an anti-dilution provision which adjusts the exercise price on a weighted average basis upon any issuance by the Company of common stock (or securities convertible into common stock) at a price lower than the market price of the common stock at the time of such issuance.

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(1) EBITDA will be determined, to the extent applicable, by reference to
    Regulation S-X as reasonably interpreted by the Company's Chief Financial Officer.

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    EXTRAORDINARY        The holders of Warrants will get the benefit of
    DISTRIBUTIONS ON     extraordinary distributions made on shares of common
    COMMON STOCK:        stock while the Warrants are outstanding.

   TRANSFER:             The Trust Preferred Stock and the Warrants will not be
                         transferable until the third anniversary of the closing date of the Transaction and thereafter will be freely transferable subject only to securities law limitations on transferability; provided, that prior to such third anniversary, Purchaser may transfer the Trust Preferred
                         Stock and Warrants to its general partners, limited partners or affiliates so long as (i) such entities agree to be bound by the same terms and conditions, and
                         (ii) such transfer would not cause the Company to register the Trust Preferred Stock or the Warrants (a
                         "Permitted Transfer"). The shares of common stock underlying the Warrants will be freely transferable at any time (regardless of whether the Trust Preferred
                         Stock is being transferred) subject only to securities law limitations.

VOTING RIGHTS:           The holders of the Securities shall vote with the
                         holders of common stock, on a basis as if the Warrants had been exercised.

BOARD REPRESENTATION:    The board of directors of the Company shall have seven
                         (7) members, but may be increased up to eleven (11) members. Currently, Herbert S. "Pug" Winokur and Dudley
                         C. Mecum, affiliates of the Purchaser, have been elected to the board of directors of the Company. In the future, the Purchaser will have the right to have one (1) designee elected to the board of directors of the Company, pursuant to its ownership of the Warrants and Trust Preferred Stock (i) for as long as no Warrants or common stock underlying the Warrants are sold or transferred by the Purchaser (other than Permitted Transfers and exercises of the Warrants) or
                         (ii) upon the sale or transfer of any Warrants or common stock underlying the Warrants so long as the Purchaser, Capricorn Investors II, L.P., their respective limited partners and general partners, and affiliates (collectively "Purchaser Affiliates") retain
                         5% or more of the Company's then-outstanding common stock (determined after giving effect to the exercise of any of the unexercised Warrants). If as a result of the sale or transfer of the Warrants or common stock, the Purchaser, Purchaser Affiliates and affiliates own less than 5% of the common stock (determined after giving effect to the exercise of any of the unexercised
                         Warrants), the Purchaser will not be entitled to select any directors of the Company merely as a result of the Transaction. Notwithstanding anything to the contrary contained herein, any nominee for the Company's board of directors designated by the Purchaser shall be consented to, in advance, by the Company's board of directors, which consent shall not be unreasonably withheld. Additionally, so long as Purchaser is entitled to a Board seat in accordance with the provisions described above, the Purchaser designee shall be a member of the Company's compensation and nominating committee, and the chairman of such committee shall be reasonably acceptable to such designee.

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 REGISTRATION RIGHTS     The Company and the Purchaser will enter into a
 AGREEMENT:              registration rights agreement. Such agreement will
                         provide for the following:

     DEMAND              Holders of the Warrant Shares will have the right to
     REGISTRATION        require the Company to effect up to one underwritten
     RIGHTS:             registration and two shelf registrations of such shares
                         on Form S-3, provided that such shares in any such registration have an aggregate offering price in excess of $5,000,000. Expenses will be paid by the Company.

                         If, for any reason, the Company is not eligible to register securities on Form S-3, the holders of Warrant Shares will have the right to require the Company to effect up to an aggregate of one underwritten registration and one shelf registration on Form S-1. Expenses will be paid by the Company. The Company will have the right to preempt any notice of a demand registration. If the Company does not preempt a demand request, the stockholder making such demand will have first priority in any cut-back with respect to such demand registration.

                         Demand registrations will be subject to the following limits: (i) no demand may be made within the first year following the closing of the Transaction; (ii) no demand may be made within 180 days from the Company's most recent registration; and (iii) registration rights will be subject to customary blackout provisions.

    PIGGY-BACK           Holders of Warrant Shares will have unlimited piggyback
    REGISTRATION         registration rights, subject to customary pro rata
    RIGHTS:              underwriter cut-backs. Expenses will be paid by the
                         Company.

NO SUPERIOR              Without the consent of the holders of a majority of the
REGISTRATION RIGHTS:     Warrants and Warrant Shares, the Company will not grant
                         registration rights to any other person that are superior in any respect to those granted to such holders, other than with respect to securities issued to customers in an aggregate amount not to exceed
                         500,000 shares.

EXPENSE REIMBURSEMENT    Upon the consummation of the Transaction, the Company
                         will reimburse the Purchaser for all of its out-of-pocket documented expenses up to a cap of $200,000 (including but not limited to legal fees and expenses, accounting fees and expenses and fees and expenses of consultants).

NASDAQ: The Company and its attorneys will communicate with Nasdaq to ensure that the Transaction as structured will not result in any shareholder approval requirement. Purchaser's attorneys will be permitted to participate in this process.

TAX CONSIDERATIONS:      The transactions contemplated hereby will be structured
                         so as to ensure that the tax treatment to each of the parties will be as favorable as possible.

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